Exhibit 99.1

Nexera Technologies Signs Definitive Agreement to Sell KeepZone AI to a Global Aerospace and Defense Company for up to $6 million

Transaction provides for the sale of Nexera’s wholly owned subsidiary, KeepZone AI, for $1 million in acquiror securities at closing and up to $5 million in additional cash earn-out consideration based on KeepZone AI’s net profit over the following 24 months

Tel Aviv, Israel, Oct. 27, 2026 (GLOBE NEWSWIRE) -- Nexera Technologies Ltd (“Nexera” or the “Company”) (Nasdaq: NEXR, NEXRW), a data-driven company operating on the Amazon Marketplace and expanding into the global homeland security sector through advanced artificial intelligence (“AI”)-driven solutions, announced today that it has entered into a definitive agreement to sell all of its equity interest in its wholly owned subsidiary, KeepZone AI Inc. (“KeepZone”), to a global aerospace and defense company (the “Acquiror”), a Delaware corporation, for an aggregate purchase price of $1 million, payable in securities of the Acquiror. In addition to the $1 million purchase price, Nexera will be entitled to receive an earn-out payment equal to 50% of KeepZone’s positive cumulative after-tax net profit generated during the 24-month period following closing, subject to a maximum earn-out payment of $5 million. The earn-out payment, if any, will be payable in cash within 90 days following the end of such 24-month period.

The $1 million purchase price is payable in shares of the acquiror’s common stock and, if required, pre-funded warrants. The share price will be based on the arithmetic average closing price of the Acquiror’s common stock over the five trading days immediately preceding closing. The pre-funded warrants, if issued, will have an exercise price of $0.0001 per share and will be immediately exercisable, subject to a 4.9% beneficial ownership limitation. The pre-funded warrants will have a five-year term and will permit cashless exercise.

The transaction is structured on a cash-free, debt-free basis. Before closing, Nexera may cause KeepZone to transfer its available cash to Nexera and will be required to ensure that KeepZone has no outstanding liabilities or indebtedness, including intercompany balances, at closing. These arrangements will not adjust the purchase price. Following closing, the acquiror may, in its sole discretion, file a resale registration statement with the U.S. Securities and Exchange Commission to register the resale of the shares issued as consideration and the shares underlying any pre-funded warrants. Any such registration would be subject to the terms and conditions of the definitive agreement.

The securities to be issued as consideration have not been and will not be registered under the Securities Act of 1933, as amended, and will be issued in a transaction exempt from the registration requirements thereof. Such securities may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

The transaction remains subject to the satisfaction or waiver of the applicable closing conditions, including any applicable regulatory and Nasdaq approvals or requirements and receipt of certain third-party consents and waivers relating to KeepZone’s existing commercial agreements. The closing is expected to occur on the second business day after the applicable conditions have been satisfied or waived, unless otherwise agreed by the parties.

About Nexera Technologies Ltd

Nexera Technologies Ltd operates, through its subsidiaries, in the fields of advanced technologies for the global homeland security, or HLS, sector and e-commerce. Its operations are conducted through three principal lines of business: KeepZone AI Inc., or KeepZone, a wholly-owned subsidiary dedicated to distributing and promoting AI-powered homeland security technologies, including 3D imaging and electromagnetic threat detection, perimeter intrusion detection, counter-unmanned aircraft systems, and multi-layered security solutions for critical infrastructure and global markets; Fort Products Limited, a legacy consumer products operation focused on pest control and remedial products, which was sold to Fort Technology Inc., or Fort Technology, in July 2025 in exchange for a controlling equity interest, with the Company having since reduced its stake in Fort while retaining control and strategic involvement in related e-commerce activities; and its ongoing legacy e-commerce activities, consisting of data-driven online retail operations (primarily on the Amazon Marketplace) conducted through the Company’s other wholly-owned subsidiaries, including Smart Repair Pro and Top Rank Ltd.

For more information on Nexera Technologies, visit: https://nexera-tech.io/

Forward-Looking Statements Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe the Company’s future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate,” or other comparable terms. For example, the Company is using forward-looking statements when discussing the anticipated sale of KeepZone, the expected purchase price and form of consideration, the receipt of any additional earn-out payments, the calculation and amount of any earn-out payment, the potential issuance of additional shares pursuant to the true-up mechanism, the timing and completion of the transaction, the satisfaction or waiver of applicable closing conditions, including required regulatory and Nasdaq-related approvals or requirements and third-party consents, the value and liquidity of the securities to be received as consideration, the potential filing and effectiveness of a resale registration statement covering such securities, and the anticipated benefits of the transaction to the Company. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause the Company’s actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the risk that the transaction may not be completed on the anticipated terms or at all; the failure to obtain required third-party consents, regulatory approvals or satisfy other closing conditions; fluctuations in the market price of the Acquiror’s common stock; the possibility that Nexera may not realize the anticipated value of the securities received as consideration; the absence of an effective resale registration statement or an available exemption permitting resale of such securities; the possibility that KeepZone may not generate sufficient net profit to result in any earn-out payment; the Company’s ability to adapt to significant future alterations in Amazon’s policies; the Company’s ability to sell its existing products and grow the Company’s brands and product offerings; the Company’s ability to meet its expectations regarding the revenue growth and the demand for e-commerce; the overall global economic environment; the impact of competition and new e-commerce technologies; general market, political and economic conditions in the countries in which the Company operates; projected capital expenditures and liquidity; the impact of possible changes in Amazon’s policies and terms of use; the impact of conditions in Israel; and the other risks and uncertainties described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission (“SEC”), on April 1, 2026, and the Company’s other filings with the SEC. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations Contact
Michal Efraty
Adi and Michal PR-IR
Investor Relations, Israel
michal@efraty.com